Item 77. C) Matters submitted to a vote of security holders

Annual Shareholder Meeting

On June 26, 2009, the Fund held its Annual Meeting of Shareholders for the purpose of voting on a proposal to elect one director of the Fund. The results of the proposal are as follows:

Proposal 1: to Elect one (1) Class

I Directors of the Fund:

Gordon A. Baird

For 14,393,922

Withheld  788,594